FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of March 2004
Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F    X               Form 40-F
                          ------------                  ------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                        No  X
                     -------------              ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Documents Included as Part of this Report

No.        Document

1. Press Release dated March 8, 2004 - Cedara Agrees to $50 Million Equity Financing on Bought Deal Basis

                                                                Document No. 1

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                               [GRAPHIC OMITTED]
                                  C E D A R A

                                                                  News Release


FOR IMMEDIATE RELEASE:


Attention: Business/Financial Editors



Cedara Agrees to $50 Million Equity Financing on a Bought Deal Basis


           NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
                   OR FOR DISSEMINATION IN THE UNITED STATES


March 8, 2004


TORONTO, CANADA - CEDARA SOFTWARE CORP. (TSX:CDE/OTCBB:CDSWF) announced today that it has entered into an agreement with a syndicate of underwriters led by Canaccord Capital Corporation under which the underwriters have agreed to purchase 5,000,000 common shares at a price of Cdn.$10.00 per share representing an aggregate amount of issue of Cdn.$50 million. Cedara has granted the underwriters an over-allotment option to purchase up to an additional 750,000 common shares, exercisable for a period of 30 days after the closing date, expected on or about March 25, 2004. The offering is subject to customary regulatory approvals. Cedara intends to use these proceeds to repay bank indebtedness, for working capital purposes, and to finance future strategic acquisitions.


The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the U.S. Securities Act) or any other securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available. This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States.

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in thousands of hospitals and clinics worldwide. Cedara's advanced medical imaging technologies are used in all aspects of clinical workflow including the operator consoles of numerous medical imaging devices; Picture Archiving and Communications Systems (PACS); sophisticated clinical applications that further analyze and manipulate images; and even the use of imaging in minimally-invasive surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including magnetic resonance imaging (MRI), computed tomography (CT), digital X-ray, ultrasound, mammography, cardiology, nuclear medicine, angiography, positron emission tomography (PET) and fluoroscopy.


Certain statements contained in this news release are forward-looking and are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. These uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


For investor-related inquiries, contact:

Fraser Sinclair, Chief Financial Officer and Corporate Secretary
(905) 672 2100 ext. 2405
Email: fraser.sinclair@cedara.com


           NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES
                   OR FOR DISSEMINATION IN THE UNITED STATES

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 9, 2004


                                     CEDARA SOFTWARE CORP.


                                     By:  /s/ Fraser Sinclair
                                          --------------------------
                                     Fraser Sinclair
                                     Chief Financial Officer